Stonefield Josephson, Inc.
   LOGO                   CERTIFIED PUBLIC ACCOUNTANTS
                          BUSINESS & PERSONAL ADVISORS
                       Member of The Leading Edge Alliance


July 19, 2000

Board of Directors
Online Stock Market Group and Subsidiary
Los Angeles, California

You have requested that we provide to you a letter detailing the non-audit services which have been rendered to you within the past two years.

During the two years ended the only non-audit services which our firm performed were the preparation of the Company's federal and California corporate income tax returns the fees for which were less than 10% of the total fees for audit and related services. Preparation of these income tax returns does not affect the independence of the firm.



/s/  Stonefield Josephson, Inc.

Santa Monica, California
July 19, 2000